

July 5, 2013

Via E-mail
Thomas B. Miller
Chief Financial Officer
Ixia
26601 West Agoura Road
Calabasas, California 91302

> **Re: Ixia**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 4, 2013**
> **File No. 000-31523**

Dear Mr. Miller:

We have reviewed your response letter dated June 17, 2013 and related filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Note 15. Restatement of prior period financial statements, page 114

1.   We note the correction of the error related to the change in your accounting for the amounts deferred under the implied warranty and software maintenance contract to recognize these amounts as revenue at the time the customer enters into an extended warranty and software maintenance contract. To help us better understand your accounting, please address the following:

- Discuss for us your conclusions that your new accounting policy complies with U.S. GAAP and refer to the accounting literature on which you relied in reaching that conclusion.

- Clarify how you are now able to conclude that your obligations under the implied warranty and software maintenance arrangements are extinguished upon the receipt from the applicable customer of the "first" substantive contract for extended warranty and software maintenance services.

- Explain to us in more detail what you mean by the disclosure that under the old policy you would continue to defer revenues until "we could establish a pattern that we were able to enforce our warranty and software maintenance contracts as evidenced by, among other items, (i) the consistent receipt of extended renewal orders from the specific customer for warranty and software maintenance services."

- Tell us the normal period covered by the implied warranty and software maintenance arrangements and contrast that to the period covered by the substantive contracts for extended warranty and software maintenance services. Clarify why you refer to "first" contract and "extended renewal orders" in your discussion of the old and new accounting policies.

- Provide us with a quantified example of how deferred revenues related to the implied warranty and software maintenance arrangements were accounted for under the old policy and highlight how that accounting changed under the new policy. Address the resulting change in the timing of recognition of the deferred revenue in terms of days.

- Tell us the amount of the restatement related to this error in each reported annual period.

You may contact Andri Boerman at 202-551-3645, Kristin Lochhead at 202-551-3664 or Brian Cascio, the Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant